

Sergio Pachón · 3rd

Co-Founder at Kiwi Campus

Berkeley, California · 500+ connections · **Contact info**

 **Kiwi Campus**

 **Pontificia Universida
Javeriana**

Experience



Cofounder

Kiwi Campus

Jan 2017 – Present · 3 yrs 7 mos

http://www.kiwicampus.com/en/

Co-Founder

   

+6

Member of LAUNCH Generation 2017 / Kiwicampus.com

LAUNCH: The University of California's Startup Accelerator

Jan 2017 – Apr 2017 · 4 mos

Berkeley

LAUNCH is an elite accelerator program for the top faculty, alumni and student run startups throughout the University of California system.

http://launch.berkeley.edu/

Cofounder & COO

Lulo Domicilios

Aug 2013 – Dec 2015 · 2 yrs 5 mos

Instacart for Latam acquired by https://merqueo.com/ in December 2015
www.lulo.com.co
www.lulo.com.mx



Startup colombiana Kiwi anuncia la venta ...



Ingeniero de producción

ANDINA COLOMBIA

2012 – 2013 · 1 yr

- Design and Implementation of Costing System.
- Study of the production processes of the company. Designing and implementing improvements in the design of the production plant and in the processes.
- Design of an information system using microsoft Access.   ...see mor

Social Work Intern

Fundación para el niño sordo Ical
Jan 2011 – Jun 2011 · 6 mos
Bogotá D.C. Area, Colombia

Design of the balanced scorecard for the company.

Show 1 more experience ⌄

Education



Pontificia Universidad Javeriana

Bachelor's degree, Industrial Engineering
2005 – 2011
Activities and Societies: AIESEC

Malvern House London

General English Advanced, English
2009 – 2010

General English Advanced

Volunteer Experience



Team Leader

AIESEC



Jun 2013 – Present • 7 yrs 2 mos
Education

Team leader in an international platform for young people to explore and develop their leadership potential, in pursuit of peace and the development of the humankind's potential. In charge of the trainees experience for more than 3 years.



Organizing Committee
Let's do it world
Jul 2013 – Feb 2014 • 8 mos
Environment

In 2013 and 2014 we organised and led Let's do it Colombia. An event in Bogota where more than 3000 people went out to collect garbage in 20 different points in the city. It was a team of 30 foreign people and volunteers. We collected almost 60 tons of garbage, and helped to clean really contaminated areas of the city. http://www.letsdoitcolombia.org/.

